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                                                                     EXHIBIT 1.2

                       FIRST AMENDMENT TO SALES AGREEMENT

         THIS FIRST AMENDMENT TO SALES AGREEMENT (the "Amendment") is entered into as of December 16, 2003, by and between CAPSTEAD MORTGAGE CORPORATION (the "Company") and BRINSON PATRICK SECURITIES CORPORATION (the "Sales Manager"), as follows:

                                    RECITALS:

         WHEREAS, the Company and the Sales Manager are parties to a Sales Agreement dated as of August 20, 2001 (the "Agreement"); and

         WHEREAS, the Company and the Sales Manager desire to amend some of the terms regarding the Sales Manager's compensation under the Agreement and when a year begins and ends with respect to such compensation;

         NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, intending to be legally bound, the Company and the Sales Manager agree as follows:

         SECTION 1. Defined Terms. Capitalized terms not otherwise defined herein shall have the meaning attributed to them in the Agreement.

         SECTION 2. Amendment to Section 2.1(c) of the Agreement. Effective as of December 16, 2003, Section 2.1(c) of the Agreement is hereby amended and restated, as follows:

                      "(c) The compensation to the Sales Manager for sales of
              Stock shall be at the following commission rates for the shares of Stock sold under this Agreement: 3.0% of the gross sales price per share ("sales proceeds") for the first eight million dollars ($8,000,000) of aggregate sales proceeds raised under this Agreement in each year; 2.5% of sales proceeds for the next four million dollars ($4,000,000) of aggregate sales proceeds raised in such year; and 2.0% of sales proceeds for any additional aggregate sales proceeds raised in such year. For purposes of this section 2.1(c), the first year shall end on December 31, 2004, and each subsequent year shall end on the next succeeding December 31st. The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect to such sale shall constitute the net proceeds to the Company for such Stock (the "Net Proceeds")."

         SECTION 3. Counterparts. This Amendment may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute a single agreement.

         SECTION 4. Binding Effect. Except as expressly amended hereby, the Agreement shall continue to be and shall remain in full force and effect in accordance with its terms. Any reference to the "Agreement" or the "Sales Agreement" in the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

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         SECTION 5. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York.

         IN WITNESS WHEREOF, the undersigned have executed this First Amendment to Sales Agreement as of the day and year first written above.

                                 CAPSTEAD MORTGAGE CORPORATION

                                 By: ___________________________________________
                                     Name:
                                     Title:

                                 BRINSON PATRICK SECURITIES CORPORATION

                                 By: ___________________________________________
                                     Name:
                                     Title:

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